July 15, 2010

Keith O`Connell, Esquire
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:T. Rowe Price Institutional International Funds, Inc. ("Registrant")

consisting of the following series:

T. Rowe Price Institutional Concentrated International Equity Fund (the "Fund")

File Nos.: 033-29697/811-05833

Dear Mr. O`Connell:

The following is in response to your oral comments of June 24, 2010, regarding the post-effective amendment filed pursuant to Rule 485(a) on May 12, 2010 to add the above referenced Fund. Your comments and our responses are set forth below.

Comment:

For the T. Rowe Price Institutional Africa & Middle East Fund, the fee table reflects an expense ratio limitation of 1.25%. However, such a presentation requires that the expense reimbursement or fee waiver arrangement be in place for no less than one year from the effective date of the fund`s registration statement. Because the fund`s expense limitation is scheduled to expire on February 28, 2011, the fee table should be revised accordingly. This comment applies to any other fund covered by the prospectus whose expense limitation will expire in less than one year.

Response:

We will remove the line items entitled "Fee waiver/expense reimbursement" and "Total annual fund operating expenses after fee waiver/expense reimbursement." We will also remove from the fee table the footnote setting forth the terms of the expense limitation and instead include this information after Item 8. In addition, we will recalculate the example below the fee table to assume expenses of 1.68% throughout the 1-year, 3-year, 5-year, and 10-year periods and delete the phrase that refers to the example assuming that the expense limitation currently in place is not renewed.

Similar changes will be made to the fee tables and examples for the T. Rowe Price Institutional Global Equity Fund and T. Rowe Price Institutional Global Large-Cap Equity Fund.

Comment:

If a fund`s fiscal year is other than a calendar year, you must include the year-to-date return information as of the end of the most recent quarter in a footnote to the bar chart.

Response:

Below the bar chart showing calendar year returns, we will include the fund`s return for the six months ended 6/30/10 for all funds covered by the prospectus (other than the T. Rowe Price Institutional Concentrated International Equity Fund which does not yet have any performance history).

Comment:

For the T. Rowe Price Institutional Concentrated International Equity Fund, confirm that the example calculation will assume that the expense limitation only operates through February 2013 and will not be reflected in the entire 3-year period.

Response:

The example calculation will assume the expense limitation only operates through February 2013 and will not be reflected in the entire 3-year period.

Comment:

The principal investment strategies for the T. Rowe Price Institutional Concentrated International Equity Fund state that "while the fund invests primarily in common stocks, it may invest in other securities and may use futures and options, in keeping with its objective." Describe these other securities and clarify whether they should be considered a principal investment strategy.

Response:

The types of securities that should be considered part of the fund`s principal investment strategies were already described in the first part of the section. Therefore, we will remove the reference to other securities and revise the sentence as follows:

"While the fund invests primarily in common stocks, it may use futures and options in keeping with its objective."

Comment:

For the T. Rowe Price Institutional Foreign Equity Fund, confirm that the example calculation does not assume that the expense limitation operates beyond February 2012.

Response:

The example calculation assumes the expense limitation operates only through February 2012 and assumes the total annual fund operating expenses (absent any fee waiver or expense reimbursement) for the remainder of the periods.

Comment:

Explain whether you expect the T. Rowe Price Institutional Foreign Equity Fund`s expenses to change from the March 1, 2010 update.

Response:

Since the March 1, 2010 update, the fund has experienced a decrease in operating expenses as a percentage of assets due to economies of scale resulting from an increase in the fund`s assets. Although the fund`s overall expenses are currently lower than those reflected in the prospectus, we do not view these circumstances as an appropriate basis for restating any of the information in the fee table.

Additional Change:

On June 1, 2010, we filed a sticker to the fund`s prospectus to change the name of the T. Rowe Price Institutional Foreign Equity Fund to the T. Rowe Price Institutional International Growth Equity Fund. In addition to the changes that will be made as a result of the comments and responses above, as part of our 485(b) filing we intend to incorporate the name change into the prospectus and eliminate the sticker once the new prospectus becomes effective.

If you have any questions concerning these matters or any others, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell Braman at 410-345-2013.

Sincerely,
/s/ Brian R. Poole
Brian R. Poole
Vice President and Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher
David Oestreicher
Vice President, T. Rowe Price Institutional International Funds, Inc.